Suzanne D. Lecaroz 617.570.1306 SLecaroz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 21, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Camden National Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Camden National Corporation (“the Registrant”) is the Registrant’s Registration Statement on Form S-4 relating to the issuance of up to 1,222,905 shares of common stock of the Registrant upon consummation of the merger of Union Bankshares Company with and into the Registrant. Payment of the filing fee of $1,303.45 was made to the Securities and Exchange Commission’s lockbox by wire transfer.

If you have any questions or require any additional information, please contact me at (617) 570-1306 or William Mayer at (617) 570-1534.

Very truly yours,

/s/ Suzanne D. Lecaroz

Suzanne D. Lecaroz, Esq.

Enclosures

cc:	William P. Mayer, Esq.,
Goodwin Procter LLP